787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 4, 2008

VIA FEDEX

Mr. Ronald E. Alper

Securities and Exchange Commission

100 F Street NE

Mailstop: 3561

Washington, DC 20549

Re:     Sports Properties Acquisition Corp.

Dear Mr. Alper:

On behalf of Sports Properties Acquisition Corp., (the “Company”), please find enclosed Amendment No. 3 to the Company’s registration statement on Form S-1 (File No. 333-146353). We are filing Amendment No. 3 to such registration statement to include a preliminary prospectus dated January 4, 2008. We have made no changes from the filing of Amendment No. 2 other than changes to reflect later filing and anticipated effective dates, including updated information regarding the number, status and amount of capital received by similarly structured companies.

Sincerely,

/s/ Jeffrey A. Letalien

Jeffrey A. Letalien

Enclosures

cc:	Andrew M. Murstein
William H. Gump
Gregg A. Noel
Thomas J. Ivey